SECOND SUPPLEMENTAL INDENTURE

DATED AS OF NOVEMBER 30, 2016

-AMONG-

KIRKLAND LAKE GOLD INC.

-AND-

KIRKLAND LAKE GOLD LTD.

-AND-

COMPUTERSHARE TRUST COMPANY OF CANADA

THIS SECOND SUPPLEMENTAL INDENTURE (this “Second Supplemental Indenture”) is made as of the 30th day of November, 2016

AMONG:

KIRKLAND LAKE GOLD INC., a corporation existing under the laws of Canada

(hereinafter “Kirkland”)

AND:

KIRKLAND LAKE GOLD LTD., a corporation existing under the laws of the Province of Ontario

(hereinafter called “New Kirkland”)

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada

(hereinafter called the “Trustee”).

WHEREAS:

A.

Kirkland and the Trustee executed a convertible debenture indenture made as of July 19, 2012 (the “Debenture Indenture”) governing the terms of certain convertible debentures of Kirkland (the “Debentures”);

B.

Kirkland and the Trustee executed a supplemental debenture indenture made as of November 7, 2012 (the “First Supplemental Indenture”) governing the terms of certain convertible debentures of Kirkland (the “Series 2 Debentures”);

C.

On September 29, 2016, Kirkland and New Kirkland (formerly named “Newmarket Gold Inc.”) entered into an arrangement agreement whereby the parties agreed to implement a plan of arrangement (the “Arrangement”) under the provisions of the Canada Business Corporations Act (the “CBCA”) whereby, among other things, New Kirkland would acquire 100% of the outstanding common shares of a successor by amalgamation to Kirkland and Kirkland would become a wholly-owned subsidiary of New Kirkland;

D.

Kirkland filed articles of arrangement of Kirkland in respect of the Arrangement with the Director appointed under section 260 of the CBCA (the “Director”) and a certificate of arrangement was issued by the Director giving effect to the Arrangement as of 12:01 a.m. (Toronto time) (“Effective Time”) on the date hereof (the “Effective Date”);

E.

Pursuant to the Arrangement, Kirkland shareholders received 2.1053 of a common share of New Kirkland (each whole share, a “New Kirkland Share”) in consideration for each common share of Kirkland (the “Kirkland Shares”) held immediately prior to the Effective Time;

F.	In connection with the Arrangement, New Kirkland completed a 0.475 for 1 share consolidation (the “Consolidation”);

G.

Pursuant to Subsection 6.4(d) of the Debenture Indenture, upon and from the Effective Date, each holder of a Debenture or a Series 2 Debenture outstanding immediately prior to the Effective Date became entitled to receive, upon the conversion of such holder’s Debenture or Series 2 Debenture, as applicable, in lieu of each Kirkland Share to which such holder was theretofore entitled upon such conversion, one New Kirkland Share;

H.	The board of directors of Kirkland has determined that the Debenture Indenture and the First Supplemental Indenture will be supplemented as set out herein;

I.

New Kirkland has agreed to execute and deliver this Second Supplemental Indenture to, among other things, evidence its agreement to deliver New Kirkland Shares in lieu of any Kirkland Shares that are required to be delivered pursuant to the Debenture Indenture or First Supplemental Indenture, including, without limitation, upon conversion or redemption of any Debentures or Series 2 Debentures or as payment of interest;

J.	The foregoing recitals are made as representations of Kirkland and New Kirkland, and not by the Trustee; and

K.

The Trustee has agreed to enter into this Second Supplemental Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who are holders of Debentures and Series 2 Debentures issued pursuant to the Debenture Indenture and the First Supplemental Indenture, as modified by this Second Supplemental Indenture from time to time.

NOW THEREFORE THIS SECOND SUPPLEMENTAL INDENTURE WITNESSES that in consideration of the respective covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged), Kirkland, New Kirkland and the Trustee covenant and agree, for the benefit of each other and for the equal and rateable benefit of the holders, as follows:

ARTICLE 1
INTERPRETATION

1.1	To Be Read With the Debenture Indenture

(a)

This Second Supplemental Indenture is supplemental to the Debenture Indenture and the First Supplemental Indenture and the Debenture Indenture and the First Supplemental Indenture will henceforth be read in conjunction with this Second Supplemental Indenture and all the provisions of the Debenture Indenture and the First Supplemental Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, will apply and have the same effect as if all the provisions of the Debenture Indenture and the First Supplemental Indenture and of this Second Supplemental Indenture were contained in one instrument and the expressions used herein will have the same meaning as is ascribed to the corresponding expressions in the Debenture Indenture and the First Supplemental Indenture. Each certificate representing Debentures and Series 2 Debentures will, after the Effective Time, be deemed to be revised as necessary to reflect the amendments to the Debenture Indenture and the First Supplemental Indenture as set out in this Second Supplemental Indenture.

(b)

On and after the date hereof, each reference in the Debenture Indenture and the First Supplemental Indenture, as amended by this Second Supplemental Indenture, to “this Indenture”, “this indenture”, “herein”, “hereby”, and similar references, and each reference to the Debenture Indenture or the First Supplemental Indenture in any other agreement, certificate, document or instrument relating thereto, will mean and refer to the Debenture Indenture and the First Supplemental Indenture as amended hereby. Except as specifically amended by this Second Supplemental Indenture, all other terms and conditions of the Debenture Indenture and the First Supplemental Indenture will remain in full force and unchanged. For greater certainty, each of Kirkland, New Kirkland and the Trustee acknowledge and agree that this Second Supplemental Indenture is not a novation of the Debenture Indenture or the First Supplemental Indenture (or the debt underlying the Debenture Indenture or the First Supplemental Indenture) nor a substitution of New Kirkland as debtor in place of Kirkland, and nothing herein will be read as any implication to the contrary.

1.2	Definitions

All terms which are defined in the Debenture Indenture and the First Supplemental Indenture and are used but not defined in this Second Supplemental Indenture will have the meanings ascribed to them in the Debenture Indenture and the First Supplemental Indenture as such meanings may be amended or supplemented with respect to the Debentures and the Series 2 Debentures by this Second Supplemental Indenture. In the event of any inconsistency between the meaning given to a term in the Debenture Indenture or the First Supplemental Indenture and the meaning given to the same term in this Second Supplemental Indenture, the meaning given to the term in this Second Supplemental Indenture will prevail to the extent of the inconsistency.

1.3	Headings etc.

The division of this Second Supplemental Indenture into articles, sections, subsections and paragraphs, and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation hereof. Unless the context otherwise requires, “this Second Supplemental Indenture”, “hereto”, “hereby”, “hereunder”, “hereof”, “herein” and similar expressions refer to this Second Supplemental Indenture and not to any particular article, section, subsection, paragraph or other portion hereof, and include any and every instrument which amends this Second Supplemental Indenture or is supplemental or ancillary hereto or in implementation hereof.

ARTICLE 2
AMENDMENTS TO THE DEBENTURE INDENTURE

2.1	Exchange Basis

Each of Kirkland, New Kirkland and the Trustee acknowledge and agree that, as and from the date hereof, in accordance with Subsection 6.4(d) of the Debenture Indenture, any Debentureholder who exercises that holder’s right to convert Debentures or Series 2 Debentures into Kirkland Shares pursuant to the Debenture(s) or the Series 2 Debenture(s), as applicable, will be entitled to receive, and will accept in lieu of each Kirkland Share to which such holder was theretofore entitled upon such conversion, one New Kirkland Share, subject to further adjustment as provided herein, the Debenture Indenture and the First Supplemental Indenture.

2.2	Obligation of New Kirkland to issue New Kirkland Shares

(a)

New Kirkland hereby agrees that, in accordance with Subsection 6.4(d) of the Debenture Indenture, New Kirkland will issue and deliver New Kirkland Shares on behalf of Kirkland upon any Debentureholder’s exercise of the right of conversion, on the basis set out in Section 2.1 of this Second Supplemental Indenture, with the intent and to the extent that any and all such obligations of Kirkland in respect of the issuance and delivery of Kirkland Shares under the Debenture Indenture and the First Supplemental Indenture will be satisfied by the issuance or delivery by New Kirkland of New Kirkland Shares on behalf of Kirkland rather than by the issuance or delivery by Kirkland of Kirkland Shares.

(b)

Where the Debenture Indenture and the First Supplemental Indenture refer to Shares or an obligation of the Corporation to issue or deliver Shares, the provisions of the Debenture Indenture and the First Supplemental Indenture will be read mutatis mutandis to reflect that New Kirkland will issue or deliver New Kirkland Shares and not Kirkland and that references in the Debenture Indenture and the First Supplemental Indenture to the Shares will mean the New Kirkland Shares, references to the holders of Shares will refer to the holders of New Kirkland Shares, and references to the Corporation having an obligation to issue or deliver Shares will refer to New Kirkland having an obligation to issue or deliver New Kirkland Shares, as applicable.

(c)

Any issuance or delivery of New Kirkland Shares by New Kirkland pursuant to this Section 2.2 will be treated, for the purposes of the Debenture Indenture and the First Supplemental Indenture, as if issued or delivered by Kirkland and will have the same effect under the Debenture Indenture and the First Supplemental Indenture as if made by Kirkland.

(d)

Kirkland hereby agrees that in consideration for New Kirkland’s agreements to deliver New Kirkland Shares to Debentureholders who exercise their right to convert the Debentures or the Series 2 Debentures and to Debentureholders whose Debentures or Series 2 Debentures are redeemed on Kirkland’s behalf [and New Kirkland’s related agreements pursuant to this Second Supplemental Indenture], Kirkland will be legally obliged to pay to New Kirkland the amount or amounts equal to the principal amount of the Debentures and the Series 2 Debentures satisfied at any time by New Kirkland’s issuance or delivery of New Kirkland Shares to Debentureholders, and New Kirkland agrees to accept such legal obligation of Kirkland in consideration and satisfaction of New Kirkland’s agreements under this Second Supplemental Indenture. For greater certainty, Kirkland will, if and as so requested by New Kirkland, reflect its obligations to pay any and all such amount to New Kirkland in the form of a promissory note, in such form as is acceptable to New Kirkland.

2.3	Specific Amendments

In addition to, and notwithstanding the generality of Section 2.2(b) hereof and the mutatis mutandis language contained therein, and for greater certainty, in order to accommodate the Arrangement and the Consolidation, and to fulfil, to the extent possible, the intent and provisions of Subsection 6.4(d) of the Debenture Indenture, the following specific amendments are made to the following provisions of the Debenture Indenture:

(a)	On and from the Effective Time, the definition of “Current Market Price” under Section 1.1 of the Debenture Indenture will be read as follows:

“Current Market Price” means the volume weighted average trading price (as reported by the TSX) per Share for the 20 consecutive trading days ending on the fifth trading day immediately preceding the date of determination on the TSX. If the Shares are not listed on any stock exchange, then on the over-the-counter market; provided further that if the Shares are not then listed on any stock exchange or traded on any over-the-counter market, the Current Market Price shall be the fair market value of the Shares as at such date as determined by an independent Investment Dealer selected by the Corporation);

(b)	On and from the Effective Time, the definition of “Shares” under Section 1.1 of the Debenture Indenture will be read as follows:

“Shares” means the common shares of New Kirkland as of and from the Effective Time and the common shares of Kirkland prior to the Effective Time;

(c)	On and from the Effective Time, Subsection 14.1(a) of the Debenture Indenture will be read as follows:

if to the Corporation:

Kirkland Lake Gold Inc.
200 Bay Street, Suite 3120
Toronto, ON, M5J 2J1

Attention:	Jennifer Wagner, Corporate Legal Counsel and Corporate Secretary
Facsimile:	[•]

with a copy (which will not constitute notice) to:

Cassels Brock & Blackwell LLP
Suite 2100, Scotia Plaza, 40 King Street West
Toronto, Ontario, M5H 3C2

Attention:	Eva Bellissimo
Facsimile:	(416) 642-7151

(d)	On and from the Effective Time, references to the “Corporation” in the following sections of the Debenture Indenture will mean and refer to New Kirkland:

4.6(c)(iii); 4.6(j) (second reference only); 4.10(c)(iii); 4.10(j) (second reference only); 6.3(a); 6.4(a); 6.4(b); 6.4(c); 6.4(d); 6.4(e); 6.4(g); 6.4(i); 6.5; 6.6; 6.8; 7.6(a); and 7.8(b) (fourth reference only).

(e)

On and from the Effective Time, reference to the “Corporation” in the definition of “Auditor” and “Share Purchase Agreement” under Section 1.1 of the Debenture Indenture will mean and refer to both New Kirkland and Kirkland.

(f)	On and from the Effective Time, references to the “Corporation” in the following sections of the Debenture Indenture will mean and refer to both New Kirkland and Kirkland;

1.2(c) (lead-in language only); 1.2(c)(ii); 1.2(d); 1.5; 1.7; 6.4(h); 7.5(b); 7.5(e); 7.7; 8.6; 8.7; 10.1(f) (third reference only); and 10.1(h).

(g)	On and from the Effective Time, references to the “Corporation” in Section 1.4 of the First Supplemental Indenture will mean and refer to both New Kirkland and Kirkland.

(h)

On and from the Effective Time, references to the “directors” in Subsections 6.4(d) and 6.4(i) of the Debenture Indenture will mean and refer to the board of directors of New Kirkland or any committee thereof.

(i)

On and from the Effective Time, reference to the “directors” in Subsection 6.10(d) of the Debenture Indenture will mean and refer to the board of directors of either New Kirkland or Kirkland or any committee thereof, respectively.

(j)

On and from the Effective Time, reference to the “Officer’s Certificate” in Section 6.8 of the Debenture Indenture will mean and refer to a certificate of New Kirkland signed by any one authorized officer of New Kirkland in his or her capacity as an officer of New Kirkland, and not in his or her personal capacity.

ARTICLE 3
MISCELLANEOUS

3.1	Notices

On and from the Effective Time, any notices to be delivered to Kirkland pursuant to the terms of the Debenture Indenture and the First Supplemental Indenture will also be delivered to New Kirkland in accordance with procedures set out in Section 14.1 of the Debenture Indenture as follows:

Kirkland Lake Gold Ltd.
200 Bay Street, Suite 3120
Toronto, ON, M5J 2J1

Attention:	Jennifer Wagner, Corporate Legal Counsel and Corporate Secretary
Facsimile:	[•]

with a copy (which will not constitute notice) to:

Cassels Brock & Blackwell LLP
Suite 2100, Scotia Plaza, 40 King Street West
Toronto, Ontario, M5H 3C2

Attention:	Eva Bellissimo
Facsimile:	(416) 642-7151

3.2	Acceptance of Trust

The Trustee accepts the trusts in this Second Supplemental Indenture and agrees to carry out and discharge the same upon the terms and conditions set out in this Second Supplemental Indenture and in accordance with the Debenture Indenture and the First Supplemental Indenture.

3.3	Confirmation of Indenture

The Debenture Indenture and the First Supplemental Indenture as amended and supplemented by this Second Supplemental Indenture is hereby confirmed and approved.

3.4	Governing Law

This Second Supplemental Indenture will be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and will be treated in all respects as Ontario contracts. With respect to any suit, action or proceedings relating to this Second Supplemental Indenture, each of Kirkland, New Kirkland and the Trustee irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

3.5	Counterparts

This Second Supplemental Indenture may be executed in counterparts, each of which so executed will be deemed to be an original, and each of such counterparts when taken together will constitute one and the same instrument.

[Signature page follows.]

IN WITNESS WHEREOF parties hereto have executed this Second Supplemental Indenture as of the date first written above.

KIRKLAND LAKE GOLD INC.

By:	signed “Anthony Makuch”
	Name:	Anthony Makuch
	Title:	President and Chief Executive
Officer

KIRKLAND LAKE GOLD LTD.

By:	signed “Anthony Makuch”
	Name:	Anthony Makuch
	Title:	President and Chief Executive
Officer

COMPUTERSHARE TRUST COMPANY OF
CANADA

By:	signed “Robert Morrison”
	Name:	Robert Morrison
	Title:	Corporate Trust Officer

By:	signed “Lisa M. Kudo”
	Name:	Lisa M. Kudo
	Title:	Corporate Trust Officer